UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L202

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 24703L202	Page 2 of 24

1.	Names of Reporting Persons. SL SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 39,047,589 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 39,047,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,047,589 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Represents Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class B Common Stock beneficially owned represent 5.4% of the total common stock of Dell Technologies Inc. (the “Issuer”) outstanding. See Item 5.

CUSIP NO. 24703L202	Page 3 of 24

1.	Names of Reporting Persons. SLTA SPV-2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 39,047,589 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 39,047,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,047,589 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.4% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 4 of 24

1.	Names of Reporting Persons. SLTA SPV-2 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 39,047,589 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 39,047,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,047,589 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (2)
14.	Type of Reporting Person (See Instructions)
OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.4% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 5 of 24

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 17,650,821 (1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 17,650,821 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,650,821 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (2)(3)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

On June 27, 2019, the post-listing lockup period ended for certain shareholders of the Issuer. As a result, and as previously described in the Schedule 13D initially filed on February 19, 2019, SLP Denali Co-Invest, L.P., a co-invest vehicle holding common stock of the Issuer solely for the benefit of third party investors co-investing alongside the Silver Lake Partners funds, made a pro rata, in-kind distribution on July 2, 2019 of an aggregate of 17,650,820 shares of Class C Common Stock to its participants, who will now hold their shares of Class C Common Stock directly and who will have investment discretion over those shares going forward. The pro rata distribution to these co-investors did not involve any sale or distribution of shares of the Issuer by the Silver Lake Partners funds, who still retain their full interests. See Explanatory Note to this Schedule 13D.

(3)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 6 of 24

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 17,650,821 (1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 17,650,821 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,650,821 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (2)(3)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

On June 27, 2019, the post-listing lockup period ended for certain shareholders of the Issuer. As a result, and as previously described in the Schedule 13D initially filed on February 19, 2019, SLP Denali Co-Invest, L.P., a co-invest vehicle holding common stock of the Issuer solely for the benefit of third party investors co-investing alongside the Silver Lake Partners funds, made a pro rata, in-kind distribution on July 2, 2019 of an aggregate of 17,650,820 shares of Class C Common Stock to its participants, who will now hold their shares of Class C Common Stock directly and who will have investment discretion over those shares going forward. The pro rata distribution to these co-investors did not involve any sale or distribution of shares of the Issuer by the Silver Lake Partners funds, who still retain their full interests. See Explanatory Note to this Schedule 13D.

(3)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 7 of 24

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 17,650,821 (1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 17,650,821 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,650,821 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (2)(3)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

On June 27, 2019, the post-listing lockup period ended for certain shareholders of the Issuer. As a result, and as previously described in the Schedule 13D initially filed on February 19, 2019, SLP Denali Co-Invest, L.P., a co-invest vehicle holding common stock of the Issuer solely for the benefit of third party investors co-investing alongside the Silver Lake Partners funds, made a pro rata, in-kind distribution on July 2, 2019 of an aggregate of 17,650,820 shares of Class C Common Stock to its participants, who will now hold their shares of Class C Common Stock directly and who will have investment discretion over those shares going forward. The pro rata distribution to these co-investors did not involve any sale or distribution of shares of the Issuer by the Silver Lake Partners funds, who still retain their full interests. See Explanatory Note to this Schedule 13D.

(3)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 8 of 24

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 17,650,821 (1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 17,650,821 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,650,821 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (2)(3)
14.	Type of Reporting Person (See Instructions)
OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

On June 27, 2019, the post-listing lockup period ended for certain shareholders of the Issuer. As a result, and as previously described in the Schedule 13D initially filed on February 19, 2019, SLP Denali Co-Invest, L.P., a co-invest vehicle holding common stock of the Issuer solely for the benefit of third party investors co-investing alongside the Silver Lake Partners funds, made a pro rata, in-kind distribution on July 2, 2019 of an aggregate of 17,650,820 shares of Class C Common Stock to its participants, who will now hold their shares of Class C Common Stock directly and who will have investment discretion over those shares going forward. The pro rata distribution to these co-investors did not involve any sale or distribution of shares of the Issuer by the Silver Lake Partners funds, who still retain their full interests. See Explanatory Note to this Schedule 13D.

(3)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 2.5% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 9 of 24

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 40,084,313 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 40,084,313 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,084,313 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.6% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 10 of 24

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 589,774 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 589,774 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 589,774 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 0.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 11 of 24

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 40,674,087 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 40,674,087 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,674,087 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.7% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 12 of 24

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 40,674,087 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 40,674,087 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,674,087 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person (See Instructions)
OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 5.7% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 13 of 24

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 21,697,586 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 21,697,586 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,697,586 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 3.0% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 14 of 24

1.	Names of Reporting Persons. Silver Lake Technology Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 265,955 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 265,955 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,955 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent less than 0.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 15 of 24

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 21,963,541 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 21,963,541 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,963,541 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14.	Type of Reporting Person (See Instructions)
PN

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 3.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 16 of 24

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 21,963,541 (1)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 21,963,541 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,963,541 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9% (2)
14.	Type of Reporting Person (See Instructions)
OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 3.1% of the total common stock of the Issuer outstanding. See Item 5.

CUSIP NO. 24703L202	Page 17 of 24

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:		7.	Sole Voting Power 0
		8.	Shared Voting Power 119,336,038 (1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 119,336,038 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,336,038 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.6% (2)(3)
14.	Type of Reporting Person (See Instructions)
OO

(1)

Includes Class B Common Stock convertible into an equal number of shares of Class C Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class C Common Stock.

(2)

On June 27, 2019, the post-listing lockup period ended for certain shareholders of the Issuer. As a result, and as previously described in the Schedule 13D initially filed on February 19, 2019, SLP Denali Co-Invest, L.P., a co-invest vehicle holding common stock of the Issuer solely for the benefit of third party investors co-investing alongside the Silver Lake Partners funds, made a pro rata, in-kind distribution on July 2, 2019 of an aggregate of 17,650,820 shares of Class C Common Stock to its participants, who will now hold their shares of Class C Common Stock directly and who will have investment discretion over those shares going forward. The pro rata distribution to these co-investors did not involve any sale or distribution of shares of the Issuer by the Silver Lake Partners funds, who still retain their full interests. See Explanatory Note to this Schedule 13D.

(3)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class B Common Stock beneficially owned represent 16.6% of the total common stock of the Issuer outstanding. See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”), being filed by SL SPV-2, L.P. (“SPV-2”), SLTA SPV-2, L.P. (“SLTA GP”), SLTA SPV-2 (GP), L.L.C. (“SLTA SPV GP”), SLP Denali Co-Invest, L.P. (“SLP Denali”), SLP Denali Co-Invest GP, L.L.C. (“SLP Denali GP”), Silver Lake Technology Associates III, L.P. (“SLTA III”), SLTA III (GP), L.L.C. (“SLTA III GP”), Silver Lake Partners IV, L.P. (“SLP IV”), Silver Lake Technology Investors IV, L.P. (“SLTI IV”), Silver Lake Technology Associates IV, L.P. (“SLTA IV”), SLTA IV (GP), L.L.C. (“SLTA IV GP”), Silver Lake Partners V DE (AIV), L.P. (“SLP V”), Silver Lake Technology Investors V, L.P. (“SLTI V”), Silver Lake Technology Associates V, L.P. (“SLTA V”), SLTA V (GP), L.L.C. (“SLTA V GP”), and Silver Lake Group, L.L.C. (“SLG”, and collectively, the “Reporting Persons”) amends the Schedule 13D initially filed on February 19, 2019 (the “Original 13D” and as so amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Original 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D.

On June 27, 2019, the post-listing lockup period ended for certain shareholders of Dell Technologies Inc. (the “Issuer”). As a result, and as previously described in the Original 13D, on July 2, 2019, pursuant to the terms of its limited partnership agreement, as amended, SLP Denali, a co-invest vehicle holding common stock of the Issuer solely for the benefit of third party investors co-investing alongside the Silver Lake Partners funds, distributed a number of shares of Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), of the Issuer pro rata to its participants equal to 50% of the number of shares of the Issuer’s common stock (including Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”)) that it owned on September 25, 2018, resulting in a distribution of 17,650,820 shares to its participants, who will now hold their shares of Class C Common Stock directly and who will have investment discretion over those shares going forward. Such shares of Class C Common Stock were received upon a conversion on June 28, 2019 of an equal number of shares of Class B Common Stock held by SLP Denali. The pro rata distribution to these co-investors did not involve any sale or distribution of shares of the Issuer by the Silver Lake Partners funds, who still retain their full interests. SLP Denali continues to hold the remaining 17,650,821 shares of Class B Common Stock previously held, and on or about January 2, 2020, pursuant to the terms of its limited partnership agreement, as amended, SLP Denali will distribute all remaining shares of the Issuer’s common stock that it then owns pro rata to its participants.

Item 2.	Identity and Background.

Item 2 of the Original 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Original 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 119,336,038 shares of the Issuer’s Class B Common Stock, which constitutes approximately 16.6% of the total outstanding common stock of the Issuer, based on 718,563,916 shares of common stock outstanding in total as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on June 10, 2019 and as supplemented by the information set forth in the Issuer’s Current Report on Form 8-K, filed on June 27, 2019.

Subject to the terms of the Issuer’s amended and restated certificate of incorporation, each holder of record of: (1) Class A Common Stock is entitled to 10 votes per share of Class A Common Stock; (2) Class B Common Stock is entitled to 10 votes per share of Class B Common Stock; (3) Class C Common Stock is entitled to one vote per share of Class C Common Stock; and (4) Class D Common Stock is not entitled to any vote on any matter except to the extent required by provisions of Delaware law (in which case such holder is entitled to one vote per share of Class D Common Stock), in the case of each of (1) through (4), which is outstanding in such holder’s name on the books of the Issuer and which is entitled to vote. The board of directors of the Issuer has a class consisting of the Group I Directors (as defined in the Issuer’s Fifth Amended and Restated Certificate of Incorporation) and, beginning with the second annual meeting following the closing of the Issuer’s repurchase of the Class V Common Stock, a class consisting of the Group IV Director (as defined in the Issuer’s Fifth Amended and Restated Certificate of Incorporation). The holders of shares of all series of common stock outstanding will vote as one class with respect to the election of all Group I Directors and, beginning with the second annual meeting of stockholders of the Issuer following the closing of the Issuer’s repurchase of the Class V Common Stock, and annually thereafter, the holders of Class C Common Stock will vote separately as a series with respect to the election of the Group IV Director. With respect to all other matters to be voted on by stockholders of the Issuer, the holders of shares of all series of common stock outstanding will vote as one class. As a result of the above, the 119,336,038 shares of Class B Common Stock beneficially owned in the aggregate by the Reporting Persons is entitled to approximately 23.1% of the combined voting power of the common stock of the Issuer, based on 718,563,916 shares of common stock outstanding in total, including 225,350,252 shares of Class C Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on June 10, 2019, plus the additional 17,650,820 shares of Class C Common Stock issued upon SLP Denali’s conversion of an equal number of shares of Class B Common Stock on June 28, 2019, in connection with the distribution described above, and the information relating to the issuance of additional shares of Class C Common Stock in the Issuer’s Current Report on Form 8-K, filed on June 27, 2019.

The Reporting Persons may be deemed to beneficially own an aggregate of 119,336,038 shares of the Issuer’s Class C Common Stock, based on 119,336,038 shares of the Issuer’s Class B Common Stock, which are convertible into shares of Class C Common Stock on a one-for-one basis at any time at the holder’s election, representing approximately 34.6% of the issued and outstanding shares of the Issuer’s Class C Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 225,350,252 shares of Class C Common Stock of the Issuer outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed on June 10, 2019, plus the additional 17,650,820 shares of Class C Common Stock issued upon SLP Denali’s conversion of an equal number of shares of Class B Common Stock on June 28, 2019, in connection with the distribution described above, and the information relating to the issuance of additional shares of Class C Common Stock in the Issuer’s Current Report on Form 8-K, filed on June 27, 2019, and assuming conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class C Common Stock.

Information with respect to the beneficial ownership of Class C Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

The references to and description of the Issuer’s amended and restated certificate of incorporation set forth above is not intended to be complete and is qualified in its entirety by reference to the full text of such certificate, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2018.

(c) Except as set forth in the Explanatory Note of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class C Common Stock during the past 60 days.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2019

SL SPV-2, L.P.
By:	SLTA SPV-2, L.P., its general partner
	By:	SLTA SPV-2 (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA SPV-2, L.P.
By:	SLTA SPV-2 (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA SPV-2 (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Partners V DE (AIV), L.P.
By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors V, L.P.
By:	Silver Lake Technology Associates V, L.P., its general partner
	By:	SLTA V (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates V, L.P.
By:	SLTA V (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA V (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Annex A

Annex A is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class C Common Stock, except that Mr. Bingle holds 108 shares of Class C Common Stock and a total of 118 shares of Class C Common Stock are held in accounts for the benefit of Mr. Hao’s family and a charitable family foundation, in each case, which shares were received in connection with the exchange of previously owned Class V common stock of the Issuer for Class C Common Stock on December 28, 2018.